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                               February 8, 2024

       Ismini Panagiotidi
       Chief Executive Officer
       Icon Energy Corp.
       17th km National Road
       Athens-Lamia & Foinikos Str.
       14564, Nea Kifissia
       Athens, Greece

                                                        Re: Icon Energy Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted January
26, 2024
                                                            CIK No. 0001995574

       Dear Ismini Panagiotidi:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       January 12, 2024 letter.

       Amendment No.1 to Draft Registration Statement on Form F-1

       Charter hire rates for dry bulk vessels are cyclical and volatile and the dry bulk market remains significantly below its historic high, page 10

   1. We note your disclosure that your Initial Vessel is currently time chartered at a floating daily rate that is
linked to the Baltic Panamax Index. We also note your disclosure regarding volatility of
the Baltic Dry Index. If material, please also provide such volatility information regarding
the Baltic Panamax Index.
 Ismini Panagiotidi
FirstName
Icon EnergyLastNameIsmini Panagiotidi
             Corp.
Comapany8,NameIcon
February    2024    Energy Corp.
February
Page 2 8, 2024 Page 2
FirstName LastName
The International Dry Bulk Industry, page 58

2. We note your response to prior comment 8, and reissue such comment in part. Please revise to disclose the date of each of the charts provided on page 59 that you attribute to
         Braemar plc.
Executive Compensation, page 76

3. Please provide updated compensation disclosure for the last full financial year. Refer to
         Item 6.B of Form 20-F.
Index to the Consolidated Financial Statements, page F-1

4. We note your audited financial statements are more than twelve months old. Please tell us how you comply with Item 8.A.4 of Form 20-F or provide updated audited financial statements as necessary. Refer to Instruction 2 to Item 8.A.4 of Form 20-F.
       Please contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact
Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Energy & Transportation
cc:      Filana Silberberg